PRESS RELEASE
    For immediate release

TRX Gold Reports More Growth at Buckreef Gold

Q3 Results Fund Organic Development and Growth

TORONTO, Ontario, June 7, 2022 – TRX Gold Corporation (TSX:TNX) (NYSE American:TRX) (the “Company” or “TRX Gold”) is pleased to announce preliminary Q3 2022 production of 2,733 ounces of gold, exceeding previous production guidance of 750-800 ounces of gold per month, as well as preliminary Q3 2022 sales of 3,033 ounces of gold, both new records for the Company.

The average market price for gold in Q3 2022 (March – May 2022) was $1,912 per ounce.

Preliminary Q3 2022 gold production was higher than Q2 2022 reflecting the first full quarter of the 360 tonne per day (tpd) processing plant operating at full design capacity along with a solid grade profile. The expansion to 1,000+ tpd remains on budget and is scheduled for completion in calendar Q3 2022.

“We said we would start small and grow the business from there. The 360 tpd processing plant has been ‘dialed in’ and we are very excited for the 1,000+ tpd expansion coming online later this year, with the possibility of further production expansions thereafter. This is a great start towards our sustainable business plan of having early production fund organic development and growth, notably expansion of the processing plant and investment in other value enhancing activities including exploration in the Buckreef Main Zone, Buckreef West and the Anfield Zone. There are a whole array of value creating opportunities at Buckreef Gold, growth is our mantra at the moment.” noted Stephen Mullowney, Chief Executive Officer of TRX Gold.

TRX Gold will provide additional discussion and analysis regarding its third quarter 2022 production and sales when the Company reports its quarterly results in early July 2022.

Figures 1 and 2: Dorè bars from Buckreef Gold

About TRX Gold Corporation

TRX Gold along with its joint venture partner, STAMICO is advancing a significant gold project at Buckreef in Tanzania.  Buckreef is anchored by an expanded Mineral Resource published in May 2020. Measured Mineral Resource is 19.98 million tonnes (“MT”) at 1.99 grams per tonne (“g/t”) gold (“Au”) containing 1,281,161 ounces (“oz”) of gold and Indicated Mineral Resource is 15.89 MT at 1.48 g/t gold containing 755,119 oz of gold for a combined tonnage of 35.88 MT at 1.77 g/t gold containing 2,036,280 oz of gold. The Buckreef Gold Project also contains an Inferred Mineral Resource of 17.8 MT at 1.11g/t gold for contained gold of 635,540 oz of gold. The Company is actively investigating and assessing multiple exploration targets on its property. Please refer to the Company’s Updated Mineral Resources Estimate for Buckreef Gold Project, dated May 15, 2020 and filed under the Company’s profile on SEDAR and with the SEC on June 23, 2020 (the “Technical Report”), for more information.

Buckreef is being advanced in a value accretive sustainable manner through:

Expanding Production Profile: A 360 tonne per day (“tpd”) processing plant is being expanded to 1,000+ tpd, enabling a near term production profile of 15,000 - 20,000 oz of gold per year.  Positive operating cash flow will be utilized for value enhancing activities, including exploration and Sulphide Project Development.

Exploration: Continuing with a drilling program with the goal of expanding resources, discovering new resources and converting resources to reserves, by: (i) step-out drilling in the northeast extension of Buckreef Main; (ii) infill drilling to upgrade Mineral Resources currently in the Inferred category in Buckreef Main; (iii) infill drilling program of Buckreef West; (iv) developing an exploration program for the newly discovered Anfield Zone; (v) upgrading historical mineral resources at Bingwa and Tembo; (vi) identifying new prospects at Buckreef Gold Project, and in the East African region.

Sulphide Development Project: Unlocking the value of the Sulphide Project in which the ‘sulphide ore’ encompasses approximately 90% of the Resources.   It is the goal of the Company to exceed all metrics as outlined in the Technical Report, including annual production and strip ratio.

Qualified Person

Mr. Andrew Mark Cheatle, P.Geo., MBA, ARSM, is the Company’s Qualified Person under National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”) and has reviewed and assumes responsibility for the scientific and technical content in this press release.

Investors

Christina Lalli

Vice President, Investor Relations

TRX Gold Corporation

+1-438-399-8665

c.lalli@TRXgold.com

www.TRXgold.com

Cautionary Statements Regarding Preliminary Third Quarter Production and Sales for 2022, and Forward-Looking Statements

TRX Gold cautions that, whether or not expressly stated, all third quarter figures contained in this press release including, without limitation, production and sales levels are preliminary, and reflect our expected third quarter results as of the date of this press release. Actual reported third quarter production and sales levels are subject to management’s final review and may vary significantly from those expectations because of a number of factors, including, without limitation, additional or revised information, and changes in accounting standards or policies, or in how those standards are applied. TRX Gold will provide additional discussion and analysis and other important information about its third quarter production and sales levels when it reports actual results. For a complete picture of the Company’s financial performance, it will be necessary to review all of the information in the Company’s third quarter financial report and related MD&A. Accordingly, readers are cautioned not to rely solely on the information contained herein.

This press release contains certain forward-looking statements as defined in the applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements relate to future events or future performance and reflect TRX Gold management’s expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the continued operating cash flow, expansion of its process plant, estimation of mineral resources, recoveries, subsequent project testing, success, scope and viability of mining operations, the timing and amount of estimated future production, and capital expenditure.

Although TRX Gold believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of TRX Gold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors.  These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business. These risks are set forth in reports that TRX Gold files with the SEC. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml . Investors are advised that the terms mineral resource and mineral reserve estimates disclosed in this press release have been calculated pursuant to Canadian standards which use terminology substantially consistent with the requirements CRIRSCO reporting standards and SEC Item 1300 of Regulation S-K.

The information contained in this press release is as of the date of the press release and TRX Gold assumes no duty to update such information.